Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

 The following communications were made by SPAC, from its LinkedIn and X accounts on July 30, 2025:

Andrejka Bernatova, Chief Executive Officer and Chairman of SPAC, appeared on an interview with Bloomberg Businessweek Daily Broadcast on July 28, 2025, which was aired on July 28, 2025. The following is a transcription of the interview:

Tim  07:54

And Ethereum Treasury firm has agreed to go public in a blank check company merger backed by more than one and a half billion dollars of crypto and stock financing. It joins the rush of digital assets heading to public markets. We're talking about Ether Machine. It's the expected surviving company of the merger, and it's set to be anchored by more than 169,000 Ether from one of the co-founders and a stock financing of more than $800 million, that's according to a statement just last week, as much as $170 million of cash in the trust account of Dynamix Corp, the SPAC merging with the pool, would also be included. We've got with us Andrejka Bernatova, founder and CEO of Dynamix, she joins us here in the Bloomberg Interactive Brokers studio. I said a lot of words just now that might not be clear to everybody who doesn't follow this space inside and out, what is going on with the SPAC?

Andrejka  08:41

So thank you for having me, Tim and Carol, great to be here. We're very excited about the merger with the Ether Machine. This is our actually second SPAC transaction in the past 18 months or so. We're very excited about transaction, number one, obviously, it's in a space that we see is a very high growth space over the next short, medium and long term in the Ethereum space. About 90% of stable coins are in the Ethereum universe. And so we see, actually, the Ether Machine being one of the large beneficiaries of the recent Genius Act. As I just talked about number two, the team is an extremely experienced team. They've been running in the Ethereum space for 5-10, years. Actually, they are going to be fully dedicated to the business and really grow it into a large institutional company. So it is a business that should be public in the first place, which was really, truly one of our objectives as a Dynamix SPAC. And the third piece, as you just mentioned, you know, one of the founders, is contributing a very large ETH stake himself, which shows a high confidence and conviction into building, you know, the biggest, or if not the biggest institutional player in the space. So very exciting. You know, we obviously, you mentioned the financing. We're very excited about the financing package. This is the biggest financing that has happened in the space since 2021 in our million dollar pipe. That's $10 backed by very large investors, electric capital, blockchain.com.

Carol  10:21

so how will you make money?

Andrejka  10:24

the Ether Machine? Yeah. So ultimately, the company. . .

Carol  10:27

all of it.

Andrejka  10:27

Yes. So, so it is a very differentiated company. In our view. It is not a treasury company. It's a company that is really using ETH for multiple purposes, staking, re staking and defi. And so you have multiple ways to actually win and create yield for end investors. So we are energy and infrastructure investors, a Dynamix team by training over the past couple decades. And so the way we think about it, Carol, is basically you can invest in oil or you can invest in oil company that actually utilizes oil and create more value out of oil. So we see the Ether Machine in a similar manner. You can invest in ETH or the just a digital asset, or you can actually invest in the Ether Machine that's using the asset and generating yield on top of it.

Tim  11:18

How do you think the return of Ether machine is connected to the price of Ether. If you're an oil company, if you're going to get invested in in an oil company or in actual oil, those two things are pretty closely correlated.

Andrejka  11:34

There will be probably certain correlation, Tim, in terms of price, you know, going in multiple directions. Would believe, just given the demand for ether and stable coins, you know, hopefully that's going to be in a positive direction. We are excited about the fact that, obviously, Ethereum is one of the big beneficiaries of some of the commercial demand as well. You see large companies like BlackRock, JP, Morgan, you know, Deutsche Bank and others really starting to embrace the space. And so that should sort of underpin the demand for this digital currency in particular. But there will be, we assume, some sort of correlation. But again, there will be extra value add benefit that the team is going to create as they actually fully utilize ether for yield purpose.

Carol  12:29

So you’re a crypto play or an energy play.

Andrejka  12:32

Our background is energy and infrastructure by training, and we really do see sort of the digital asset space, Carol, as the next frontier. And, you know, next generation infrastructure, obviously you are seeing financial infrastructure. And so, you know, a lot of the background that we have from traditional energy and infrastructure assets are actually translatable into the digital asset economy as well. You know, when you think about . . .

Carol  13:01

The concept of investing in energy infrastructure, you're applying it to ether.

Andrejka  13:06

Correct.

Carol  13:07

Okay, okay.

Andrejka  13:08

And so you have a component of you need large scale capital in order to make these companies sustainable, long term businesses, similar to traditional energy infrastructure, you need technical expertise, again, similar to some of that energy, traditional energy infrastructure, and you just need high scalability of the overall market and the industry, which again, is kind of the third underpinning factor in the space.

Tim  13:32

Over the last few weeks, months, we've seen a real rise in Treasury companies tied to different cryptocurrencies, mostly Bitcoin, but some ether. I know that you said there is a distinction between Ether Machine and other crypto Treasury companies, but if somebody thinks about this in the context of Strategy, formerly known as MicroStrategy, and Michael Saylor, the guy who kind of began this all, what are the differences and similarities between the way that Ether Machine is set up?

Andrejka  13:59

I think that's a good comparison, by the way, Tim with MicroStrategy, we are seeing the Ether Machine, hopefully being the pioneer of Ether, similar to what about what happened with Bitcoin and MicroStrategy.

Tim  14:11

MicroStrategy is not an energy company or an infrastructure company. They're a Bitcoin company,

Andrejka  14:16

That's right. And Bitcoin, you know, it's sort of interesting. Because one of the reasons why we feel that Ether is a very interesting asset class. It doesn't have the energy intensity component similar to Bitcoin. And if you really take a step back right and think about the energy infrastructure complex over the next five to 10 years, there's going to be a high competing demand, one from residential customers. Second from, you know, onshoring, manufacturing, industrials, third from the Bitcoin space, and fourth from the data center and AI space. And Ether doesn't actually necessarily face, you know, the same sort of challenges from an energy perspective as Bitcoin does. So there was another sort of a winning, you know, or selling factor for us, and also partnering with the Ether Machine versus another cryptocurrency,

Carol  15:07

You know, one of the things that we love looking at here at Bloomberg as well, we look at the supply chain and understanding customers versus clients. Who will ultimately be your biggest clients, you think, and really provide some growth going forward.

Andrejka  15:20

Yes. So both commercial customers, so again, some of the large institutions, which, I think, again, Carol, is finance you're talking large institutions. And that's, again, one of the reasons why the timing, from our perspective, is really interesting, with the genius at coming to play and really energizing the space, and second, actually stepping, you know, some of the large commercial customers coming in, but at the end of the day, there is going to be a retail component. And you know, when you visualize kind of 5 to 10 years from now, it's going to be a really important piece of our sort of daily, you know, sort of life on a personal basis.

Carol  15:58

Any customers you can share with us at this point, just got about 30 seconds left.

Andrejka  16:02

I would say that, you know, the team, again, is very experienced. We have some really interesting access to large commercial customers. So I would say, stay tuned. Exciting developments from Dynamix and the Ether Machine

Carol  16:13

pretty soon, or maybe the next six months.

Andrejka  16:17

we'll see.

Carol  16:18

Okay, okay, really fascinating and certainly part of our changing world, no doubt about it. Andrejka Bernatova, she is founder and CEO of Dynamix, joining us right here in our Bloomberg interactive broker studio.

On July 30, 2025 SPAC reposted the below article to its LinkedIn account.

SUNYA Energy

The Ether Machine to Go Public with Over $1.5 Billion of Fully Committed Capital

July 29, 2025

SUNYA Summary

- The Ether Machine is set to go public with over $1.5 billion of fully committed capital. - The company anticipates a launch with over 400,000 Ether, aimed at managing the largest pool of assets for institutional-grade exposure to Ethereum. - It is led by pioneers in Ethereum's development who have contributed to its rise within the digital asset ecosystem. - The financing involves over $800 million from top-tier institutional investors and a significant contribution of approximately $645 million from Andrew Keys. - The public launch will occur through a business combination agreement with Dynamix Corporation, with the entity trading on NASDAQ under the ticker symbol "ETHM". - The Ether Machine will provide secure and compliant access to ETH-denominated yield and aims for long-term, risk-adjusted returns. - The leadership team includes Andrew Keys, David Merin, Tim Lowe, Darius Przydzial, and Jonathan Christodoro, who all have extensive experience in blockchain and finance. - The company plans to generate alpha through staking, support Ethereum projects, and provide infrastructure solutions for institutional clients. - The transaction marks the largest common-stock financing announced since 2021, with an expected gross proceeds over $1.6 billion. - The Ether Machine plans a conference call to discuss the transaction on July 22, 2025.

PRESS RELEASE

The Ether Machine to Go Public with Over $1.5 Billion of Fully Committed Capital

News provided by The Ether Machine

Jul 21, 2025, 06:00 ET

The Ether Machine expected to launch with over 400,000 Ether ("ETH") and manage the largest pool of assets in a public vehicle for pure-play institutional-grade exposure to Ethereum and ETH-denominated yield.

Led by Ethereum trailblazers with firsthand experience driving Ethereum's rise from a nascent protocol to a cornerstone of the digital asset ecosystem.

Largest all-common-stock financing committed at announcement since 2021; Anchored by contribution of approximately $645 million (169,984 ETH) from Andrew Keys1, alongside an upsized common stock financing in excess of $800 million from top-tier institutional, crypto-native and strategic investors including 1Roundtable Partners / 10T Holdings, Archetype, Blockchain.com, cyber•Fund, Electric Capital, Kraken and Pantera Capital.

NEW YORK, July 21, 2025 /PRNewswire/ -- The Ether Machine, Inc. ("the Company" or "The Ether Machine"), a newly formed entity enabling public market investors to access Ethereum yield, announced its public launch today through a definitive business combination agreement between The Ether Reserve, LLC and Dynamix Corporation (NASDAQ: DYNX). Upon the closing of the business combination, the combined entity will trade on NASDAQ under the ticker symbol "ETHM".

The Ether Machine is building the largest public vehicle for institutional-grade exposure to Ethereum, offering secure, transparent, and compliant access to ETH-denominated yield. As a strategic Ether generation company, it aims to deliver long-term, risk-adjusted returns through staking, restaking, and decentralized finance strategies.

Senior Leadership

The Ether Machine is led by a visionary team of blockchain pioneers and finance veterans whose collective track record spans the earliest days of Ethereum and the development of foundational crypto infrastructure. Andrew Keys, Co-Founder and Chairman, is a trailblazer in institutional Ethereum adoption. As one of the early members at Consensys, he spearheaded the creation of the first Ethereum Blockchain-as-a-Service offering with Microsoft, which propelled ETH to trade above $1 in 2015. He co-founded the Enterprise Ethereum Alliance (EEA) in 2017 – the largest open-source blockchain consortium in the world with members including Intel, BP and Accenture. Most recently, he co-founded a $1 billion CFTC-registered commodity pool operator, DARMA Capital.

David Merin, Co-Founder and CEO, is a leader in institutional Ethereum finance and infrastructure. In his prior role as head of corporate development at Consensys, he led over $700 million in fundraising, five acquisitions, and more than fifty strategic investments — helping transform the company into a global Ethereum software leader. Prior to that, David played a key role in Consensys' transition from a decentralized ecosystem studio to a cohesive, integrated Ethereum software company.

Tim Lowe, Chief Technology Officer, is a pioneer in Ethereum staking and institutional blockchain infrastructure, with over two decades of experience building mission-critical financial systems. As CTO of DARMA Capital and former Head of Staking at Consensys, he helped architect and launch some of the earliest institutional staking platforms, setting benchmarks for security and performance. He also played a key role in Consensys' enterprise blockchain initiatives, including tokenized environmental markets and asset management tools.

Darius Przydzial CFA, CQF, Head of DeFi, is an expert and strategist in DeFi and Ethereum infrastructure. Since 2017, when he joined Consensys, he has advised several top DeFi protocols, including being a core contributor at Synthetix. Prior to his work in Web3, Darius spent over a decade at J.P. Morgan, Fortress Investment Group, and SAC Capital, where he led quantitative research and risk strategies.

Jonathan Christodoro, Co-Founder and Vice Chairman, brings over two decades of experience across several premier investment management firms, including Icahn Capital LP. In these roles, he has served on over a dozen Board of Directors helping scale and grow both private and public companies. He began his career in investment banking at Morgan Stanley advising companies across a variety of industries. Within financial technology, he currently serves on the board of directors of PayPal and has done so since its spin-out from eBay.

Management Comments

"The Ether Machine provides secure, liquid access to Ether – the digital oil that is powering the next era of the digital economy," said Andrew Keys, Co-Founder and Chairman of The Ether Machine. "We have assembled a team of 'Ethereum Avengers' to actively manage and unlock yields to levels we believe will be market-leading for investors."

"The Ether Machine is purpose-built for this moment in the digital assets space. Regulatory clarity and growing investor appetite are finally meeting a platform with deep technological experience and day-one dedication to Ethereum," said David Merin, Co-Founder and CEO of The Ether Machine.

"The Ether Machine will set a new standard for excellence for digital assets, and I look forward to instituting corporate best practices as we work to institutionalize the use of Ethereum," said Jonathan Christodoro, Co-Founder and Vice Chairman of The Ether Machine.

"We are excited to partner with The Ether Machine at a pivotal time in the industry, as Wall Street embraces the transformative potential of blockchain technology and regulatory clarity paves the way for innovative use cases," said Andrejka Bernatova, Founder, Chair, and CEO of Dynamix Corporation.

Company Strategy

The Ether Machine plans to operate as a strategic Ether generation company with three core objectives:

1. Generate Alpha: The Ether Machine's ongoing ether generation strategies are expected to include staking and restaking (i.e., generating yield for increasing Ethereum network security), and treasury yield from battle-tested decentralized finance protocols. It plans to leverage rigorous risk management to generate prudent risk-adjusted returns.

2. Catalyze the Ecosystem: The Ether Machine plans to actively support Ethereum-native projects via ecosystem partnerships, open-source contributions, and early participation in emergent protocols. The Company also plans to publish Ethereum-focused research and educational content to deepen the understanding of the network's potential and drive broader adoption.

3. Build Infrastructure Solutions: The Company expects to provide infrastructure solutions for institutions and Ethereum-native projects - eliminating the need to develop internal systems. Services may include validator management, block-building and tailored yield strategies. All activities will be governed by strict internal risk frameworks and regulatory compliance protocols.

Transaction HighlightsLandmark Transaction: This transaction marks the largest all-common-stock financing committed at announcement since 2021.

Anchor Investment: Contribution of approximately $645 million (representing 169,984 ETH) by Co-Founder and Chairman Andrew Keys at inception.

Blue-chip Institutional Support: In excess of $800 million of upsized, fully-committed financing at $10.00 per share from institutional and strategic investors including 1Roundtable Partners / 10T Holdings, Archetype, Blockchain.com, cyber•Fund, Electric Capital, Kraken and Pantera Capital.

Immediate Scale: The transaction is expected to deliver over $1.6 billion of gross proceeds, including over $1.5 billion of fully committed financing and up to $170 million of cash held in Dynamix's trust account. The company is expected to launch with over 400,000 ETH on its balance sheet, making it the largest public Ether generation company.

The boards of directors of both The Ether Machine and DYNX have unanimously approved the proposed business combination, which is expected to close by the fourth quarter of 2025, subject to shareholder approval and other customary closing conditions.

Advisors

Citigroup Global Markets, Inc. is serving as Capital Markets Advisor to The Ether Machine and served as Sole Placement Agent for institutional and strategic investors on the upsized $800 million in committed financing.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to The Ether Machine. Davis Polk & Wardwell LLP is serving as legal counsel to Citigroup.

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC ("Cohen & Company") and Scotia Capital (USA) Inc. are acting as joint financial advisors to Dynamix Corporation. Cohen & Company is serving as Lead Capital Markets Advisor to Dynamix.

Gibson, Dunn & Crutcher LLP is serving as legal counsel to Dynamix Corporation.

Conference Call Information

The Ether Machine will hold an investor conference call to discuss the proposed transaction on Tuesday, July 22nd at 10:00 A.M. ET. Please dial in to the conference call at the link here: https://teneo.zoom.us/j/84993884356. A replay will be available and accessible at www.ethermachine.com.

About The Ether Machine

Formed through a business combination (to be completed) between The Ether Reserve, LLC and Dynamix Corp, a NASDAQ-listed special purpose acquisition company (the "Business Combination"), pursuant to a definitive business combination agreement (the "Business Combination Agreement"), The Ether Machine is an Ethereum yield and infrastructure company purpose-built for institutional management and scale. Expected to be anchored by one of the largest on-chain ETH positions of any public entity, The Ether Machine will actively generate and optimize ETH-denominated returns through staking, restaking, and secure, professionally risk-managed DeFi participation. The Company also expects to provide turnkey infrastructure solutions for enterprises, DAOs, and Ethereum-native builders seeking access to Ethereum's consensus and blockspace economy. To learn more, please visit www.ethermachine.com.

About Dynamix Corporation

Dynamix Corporation ("DYNX") is a special purpose acquisition company incorporated under the laws of Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. DYNX is led by the following seasoned investors and industry executives: Andrea "Andrejka" Bernatova, Chief Executive Officer and Chairman, Nader Daylami, Chief Financial Officer, Philip Rajan, Vice President of M&A and Strategy and board members, Lynn A. Peterson, Diaco Aviki and Tyler Crabtree. Additionally, Ralph Alexander, Joe Gatto, Peter Gross, Jimmy Henderson, Tommy Stone, and Steve Webster served as Advisors to DYNX. DYNX maintains a corporate website at https://dynamix-corp.com.

1 For the purposes of this release, all values assume one ETH is valued at $3,800 based on market pricing as of July 20, 2025.

SOURCE The Ether Machine

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.